SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X   Form 40-F
                   ---            ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X
             ---     ---



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ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under the cover of this Form 6-K:

Exhibit 99.1: a copy of the Registrant's announcement dated March 28, 2003 clarifying that "China Aluminum Company Limited" and the three persons charged by the Hong Kong ICAC with alleged conspiracy to defraud were not in any way related to the Registrant.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ALUMINUM CORPORATION OF CHINA LIMITED



Date: April 1, 2003                   By:  /s/ Liang Zhongxiu
                                           ----------------------------------
                                           Name:   Liang Zhongxiu
                                           Title:  Executive Director



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                                  EXHIBIT INDEX





Exhibit           Description
-------           -----------

99.1: a copy of the Registrant's announcement dated March 28, 2003 clarifying that "China Aluminum Company Limited" and the three persons charged by the Hong Kong ICAC with alleged conspiracy to defraud were not in any way related to the Registrant.